UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 02, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Sibanye-Stillwater updates operational guidance for the year ending 31 December 2018

Johannesburg, 2 July 2018 :Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL),
wishes to advise that production guidance from the SA gold operations for the year ending 31 December 2018, has been revised 6% lower to between 36,500kg and 37,500kg
(1.17Moz and 1.21Moz), with All-in sustaining costs (AISC) revised to between
R515,000/kg and R530,000/kg (US$1,227 and 1,263/oz) and capital expenditure to R3,000 million (US$230 million). These revisions are primarily due to operational disruptions following safety related incidents at Kloof and Driefontein and the power disruption earlier in the year at Beatrix, as well as damage to footwall infrastructure providing access to the western side of the Masakhane mine, following a seismic event on 3 May 2018.
Following a thorough assessment of the damage caused by the seismic event on the western side of the Masakhane mine, a decision has been taken to rehabilitate the footwall infrastructure in order to enable access to this part of the mine.
Production from the western side of the Masakhane mine is planned to commence in
February 2019, building up to normal production volumes of approximately 170kg
(5,466oz) per month by April 2019.
Access to the eastern side of the Masakhane mine was unaffected by the seismic event, and operations in that area which produces approximately 80kg (2,570oz) per month of gold, resumed on 11 June 2018.

The resumption of full production of approximately 250kg (8,038oz) per month from the Masakhane mine in April 2019, should result in annual production from the SA gold operations increasing in 2019.
The SA PGM operations have maintained their strong performance from Q1 2018 and 4E
PGM production is likely to be at the upper limit of guidance of between 1.1Moz and
1.15Moz, with AISC towards the bottom end of guidance, between R10,750/4Eoz and
R11,250/4Eoz (US$825/4Eoz and US$860/4Eoz). Capital expenditure is forecast at
R1,200 million (US$92 million).
2E PGM production guidance from the US PGM operations for the year ending 31 December
2018 is maintained at between 580,000oz and 610,000oz with AISC between US$640/2Eoz and US$680/2Eoz. Capital expenditure is expected to be up to US$222 million.

All dollar cost translations above are based on an assumed average exchange rate of
R13.05/US$.
Conference call
Sibanye-Stillwater management will be hosting a conference call at 16:00 CAT/10:00
EST. Please click on the link below to preregister and the dial-in details will be emailed to you:
http://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNum
ber=2597219&linkSecurityString=e65a0f70

Replay numbers and codes:
South Africa: 010 500 4108
UK: 0 203 608 8021
Australia: 073 911 1378
USA: 1 412 317 0088
International: +27 10 500 4108
Replay Access Code: 14902    (Available 1 hour after the end of the conference).
For more information, please email Carol Smith at carol.smith@sibanyestillwater.com
Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of
1995. Forward-looking statements may be identified by the use of words such as “target”,
“will”, “would”, “expect”, “can”, “unlikely”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond
Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause
Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and
Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form
20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018
(SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 02, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer